August 14, 2007

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010

Re:   Form 10-K for the fiscal year ended December 31, 2006
      Form 10-Q for the period ended March 31, 2007
      File No. 0-20086

Dear Mr. Decker,

Detailed below are responses to your questions posed in your August 2nd letter to Universal Hospital Services, Inc. ("we", "our", "the Company" or "UHS"). Because your first and third areas of inquiry are closely related, we prepared a joint response to these questions.

Question 1: You state that you determined appropriate aggregate discounts of 25% during 2004, 2005 and through the first quarter of 2006. Thereafter, the aggregate discount was reduced to 7.5%. Please provide us with a breakdown by type of discount of these aggregate percentages for each period. For example, this breakdown for 2005 should clearly show how much of the aggregate 25% discount was due to the lack of liquidity as well as how much of the aggregate 25% discount was due to minority ownership.

Provide us with a detailed explanation as to how you determined the appropriate discount percentages to be used during each period for each type of discount. This explanation should also address the specific facts and circumstances that led you to reduce the discount percentages subsequent to the first quarter of 2006.

Response: In order to provide a complete answer to your question, detailed below is a chronology of events related to our 2003 Stock Option program.

a) In the 4th Quarter of 2003, UHS underwent a capital event whereby a new equity owner, Halifax Capital Partners, L.P. ("Halifax"), purchased approximately 16% of the outstanding equity at a price of $1.00 / share. UHS remained a private equity owned company as affiliates of J.W. Childs ("Childs") continued to own approximately 74% (the controlling shareholder) and management owned the remainder.

     It should be noted that Halifax's purchase included various restrictions on transfer and placed them in a non-controlling, illiquid setting pursuant to
     Article III of the Amended and Restated Stockholders Agreement dated October 17, 2003, which was filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the third quarter ended September 30, 2003. Thus, the $1.00 per share price paid by Halifax in late 2003 set the primary cornerstone for our Option exercise price evaluation upon issuing our initial Options in 2004 under the newly created 2003 Stock Option Plan (discussed later).

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b)   The 2003 Stock Option Plan (the "Plan", which was filed as an Exhibit to the Company's Form S-4, File No. 333-111606) and related Option Agreement (filed as an Exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 2005), that Optionees had to sign were very specific as to lack of transferability of both Options and shares and the specific requirements on exercise:

               (i) Section 7 of the Option Agreement limits transferability of the Option. See also Section 4(c) of the Plan.

               (ii) Section 4(c) of the Option Agreement requires that an employee exercise any vested portion of the Option within 90 days of termination of employment or such shorter period specified in Section 4(b). See also Section 4(d) of the Plan.

               (iii) Exhibit A to the Option Agreement clarifies that:

                    o the shares of common stock underlying the Options have not been registered under the Securities Act of 1933, as amended, nor is the Company obligated to register such shares;

                    o the Company is not obligated to comply with Rule 144 information; and

                    o references the restrictions on transfer in the Stockholders Agreement.

               (iv) Article III of the Amended and Restated Stockholders Agreement details the transfer restrictions and the limited Permitted Transfers and Permitted Transferees, which we believed would suppress demand in comparison to a fluid and publicly traded market.

               (v) At no time during the application of the 2003 Stock Option Plan (which was terminated in May 2007 upon the sale of UHS) were we aware of any demand or market outlet for UHS shares containing the restrictions noted above; nor are we aware of any transfer of shares other than by gift or inheritance to a related party.

     When an Option was vested and the Optionee wanted to exercise the Option (which typically occurred when the Optionee was a departing employee in absence of a liquidity event for the Company) such Optionee had to execute an option form in which he represented that he was purchasing the shares "for investment" and that he knew that there was no market for the shares and that his ability to resell them was restricted. At the same time, the Optionee was required to deliver payment by cash or check in an amount equal to the exercise price multiplied by the number of shares being purchased before the right to exercise expired. Additionally, the Optionee who exercised and became a shareholder would experience a tax liability equal to the difference between the exercise price and the market value of the stock on the day of exercise, which would also have to be funded by the shareholder without the benefit of any cash proceeds from

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     the sale of such stock. These restrictions on transferability and pragmatic liquidity issues were significant and were likely to last for several years until a liquidity event driven by the majority owner occurred. The need to pay cash to exercise Options coupled with the lack of marketability and restrictions on resell, proved to be a powerful deterrent. Although a complicated right of first refusal process by the controlling shareholder, Childs, was in place, it never transpired under the 2003 Option Plan program.

     The pragmatic implication of these liquidity and cash flow challenges was that, as we experienced employee departures during the term of the 2003 Stock Option Plan, a meaningful percentage of vested Options were never exercised and were forfeited, despite having an exercise price below the then-market value at the time of their departure. During the existence of the 2003 Stock Option Plan, 147 employees departed with vested Options (all of which were "in the money"), and only 23 of these employees exercised their vested Options, i.e., only a 16% exercise rate.

c) UHS is a company with no true comparable peer, whether public or private. We typically compete with either (i) very small mom and pop companies without public data, or (ii) divisions of very large conglomerate corporations, where such division's value or valuation cannot be reasonably separated from the overall value of the conglomerate. These conglomerates, such as Hillenbrand and General Electric, have multiple product lines, many of which do not operate in our space and are valued differently by public investors. For example, Hillenbrand's health care rental segment would have some attributes of our market (but not a straight comparison by any means), while at the same time Hillenbrand's casket manufacturing business is not a good comparable. However, the aggregation of these disparate operating divisions would be reflected in their publicly traded stock price.

d) Given that we are privately held and the lack of accurate comparables, as we considered the appropriate exercise price for our initial Option grants in 2004 under the 2003 Stock Option Plan, we:

               (i) acknowledged the price of $1.00 / share set by Halifax in a non-controlling, minority interest purchase in Q4-2003 with substantial restrictions on transferability and illiquidity and following a competitive bid process;

               (ii) examined the restrictions on transferability of our Options and shares of common stock under the new 2003 Stock Option Plan, which were significant both in terms of lack of ability to monetize the shares, the likely duration of the restrictions, and the financial burden of exercising an option in advance of a liquidity event for the Company as discussed in (b) above; and

               (iii) reviewed the likelihood and timing of a potential liquidity event for the Optionees, which given the recent Q4-2003 transaction, seemed in our best estimation to be at least 4
                     - 5 years out and subject to risk of consummation. The unique attributes of UHS during this time suggested that

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                     the most likely buyer would be another financial sponsor,
                     rather than a strategic buyer. We believed that a financial sponsor would need to raise substantial debt in the high yield credit markets to fund the acquisition. Thus, the timing of a liquidity event would likely require the confluence of solid Company performance, strong acquisition multiples and a solid high yield credit market. Given this, we believed that the risk we would not consummate a liquidity event was not inconsequential.

     Based upon this information, we determined that setting the exercise price equal to the 4th Quarter 2003 market clearing value of $1.00 / share for up to 1-year from the transaction date in late 2003 was the best alternative given the clear market signal from the recent transaction.

     No discount from the $1.00 / share price was considered given that Halifax's rights to monetize would also be limited in many instances.

     We thus issued Option grants during the first three quarters of 2004 at an exercise price of $1.00 / share. It should be noted that there was no meaningful change in our business fundamentals during the first three quarters of 2004, and we were undergoing significant management changes at the time.

e) In late 2004, our board of directors began considering alternative valuation metrics and methods and determined that the most appropriate method for the Company, given its unique attributes, was an Enterprise Value to EBITDA approach. In order to determine the fair value, during the 4th Quarter of 2004 we applied the Enterprise Value to EBITDA multiple per our sale of equity to Halifax as part of our late 2003 recapitalization, updated for our most recently available trailing 4-quarter Adjusted EBITDA. This resulted in an exercise price of $1.20 / share for the Option issuance in the 4th Quarter of 2004. We did not apply a discount to any Option issuance in 2004; rather, we began the discounting process in 2005 upon converting to a peer group multiple approach.

f) Beginning in 2005, our board of directors gravitated to an "average market multiple" approach using the average Enterprise Value to Forecasted EBITDA multiple from a comparable group of publicly traded health care companies. Given the lack of a truly comparable peer company, our comparable group was determined by identifying public equity health care market companies operating in generally capital-intensive settings, with attributes of our customer base, suppliers and competitors. We then applied a discount to such multiple in arriving at the fair value of our common shares, in order to account for the lack of liquidity discussed earlier. This discount rate was determined by:

     o    the factors listed in item (d) (i), (ii), and (iii) above, and

     o extensive market-oriented due diligence of the appropriate discount for UHS given our unique attributes via:

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     o    discussions with our private equity owners and their experiences and judgments of our circumstances, the transfer restrictions and illiquidity, etc.,

     o discussions with investment banking firms who know the UHS story and overall industry very well, and

     o academic oriented research publicly available as to overall accepted ranges for discounts, recognizing that this source would not take into account UHS' unique attributes and thus only provided a reality check of whether our discount was in the overall range experienced in corporate America.

     After considering these factors, the Company determined the appropriate aggregate discount to the average peer group Enterprise Value / Forecasted EBITDA multiple should be 25% for the 2005 Option issuance (issued in the 4th Quarter of 2005). This approach led to an exercise price of $1.33 / share for the November 2005 Option grant. Note that during this period there had been no board discussions about the sale of the company, and the perception at the time continued to be that a possible liquidity event was several years out.

g) The board of directors continued to follow the approach outlined in (f) above, applying the same 25% discount in connection with the March 2006 Option grant, yielding an exercise price of $1.41 / share. Note that during this period there had been no board discussions about the sale of the company, and the perception at the time continued to be that a possible liquidity event was several years out.

h) Our board of directors determined it appropriate to reduce the discount percentage as the likelihood of a liquidity event increased. In mid-2006, for the first time since adoption of the 2003 Stock Option Plan and program, we began having very preliminary strategic discussions with our board of directors about the potential sale of the Company. Only after Options were issued in November 2006, did we take definitive action to begin a formal sale process. Accordingly, at the time that Options were issued in November 2006, the risk remained high that a liquidity event would not be consummated.

     Having said that, given that we had commenced preliminary sale discussions, the likelihood of a liquidity event had increased. Thus. the board of directors proactively reduced the discount percentage from 25% to 7.5% in November 2006.

     The 7.5% discount rate was selected following extensive discussions among the board of directors, our private equity owners, and members of senior management as to the inherent risk associated with whether a liquidity event would be consummated, acknowledging the risk items noted in (d)(iii) above, i.e., the required confluence of solid Company performance, strong acquisition multiples and a solid high yield credit market. In determining to apply a 7.5% discount rate, these risks were balanced against the fact that preliminary sale discussions had commenced. Both Childs and Halifax had flexibility in their holding periods and seemed to have no need to monetize their investments at the time.

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Question 2: Tell us whether the controlling and minority shareholders receive proportionate returns. If so, tell us how you determined it is appropriate to use a discount for minority ownership. Refer to Todd E. Hardiman's speech on December 6, 2004 at the 2004 Thirty-Second AICPA National Conference on Current SEC and PCAOB Developments

Response 2: Yes. The controlling and minority shareholders receive proportionate returns, subject to the requirement that all Optionees must be able to fund the exercise price and any associated tax liabilities in a timely manner in order to purchase shares and eventually realize a gain on the stock. As noted above, absent a liquidity event for the Company, shareholders' ability to monetize the stock was severely limited.

We did not discriminate as to the component of our discount percentage being related to the lack of liquidity or minority holdings as we view the transfer restrictions on the minority owners in essence a form of illiquidity.

Summary:

Detailed below is a numerical chronology of the option issuances and exercise prices during the 2003 Stock Option Plan:

                    Exercise       Discount To Peer
                     Price          Group Multiple
                -------------------------------------
        Q2-2004      $ 1.00         not applicable
        Q3-2004      $ 1.00         not applicable
        Q4-2004      $ 1.20         not applicable
        Q4-2005      $ 1.33             25.0%
        Q1-2006      $ 1.41             25.0%
        Q4-2006      $ 2.06              7.5%

As indicated earlier, post the Q4-2006 option issuance, we officially began a sale process for the Company. Also post the Q4-2006 option issuance and during our sale process, we were generating stronger than expected operating results, as well as signed a meaningful contract with an equipment manufacturer that has the potential to accelerate our growth rate in the future. We subsequently sold the Company for $2.58 in May 2007.

Please do not hesitate to call me should further questions arise.

Sincerely,

/s/ Rex T. Clevenger
--------------------
Rex T. Clevenger

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Executive Vice President and Chief Financial Officer

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